Exhibit 1

PRESS RELEASE

Company Contacts
Nachum Falek, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 Nachum@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4072 shirley.nakar@audiocodes.com	IR Agency Contact Erik Knettel The Global Consulting Group Tel: +1-646-284-9415 Eknettel@hfgcg.com

AudioCodes Reports First Quarter 2005 Results

Quarterly Revenues Rise to $26.9 Million, Up 7% Sequentially and 76% Year over Year

Net Income is $3.0 Million, or $0.07 Per Share

Lod, Israel - April 25, 2005 - AudioCodes (Nasdaq: AUDC), a leading provider of Voice over Packet (VoP) technologies and Voice Network products, today announced financial results for the first quarter ended March 31, 2005.

Revenues for the first quarter ended March 31, 2005 were $26.9 million compared to $25.2 million for the quarter ended December 31, 2004 and $15.3 million for the quarter ended March 31, 2004. First quarter revenues grew 7% sequentially and increased 76% compared to the first quarter of 2004. Net income for the first quarter of 2005 was $3.0 million, or $0.07 per basic and diluted share, compared to a net loss of $43,000, or $(0.00) per basic and diluted share, for the corresponding period last year.

Cash and cash equivalents, long-term bank deposits and structured notes were $209.6 million as of March 31, 2005 compared to $217.0 million as of December 31, 2004 and $100.8 million as of March 31, 2004. Cash and cash equivalents as of March 31, 2005 and December 31, 2004 include net proceeds of $120.2 million from the sale of convertible notes in November 2004. The Company used $10.0 million of cash in the first quarter of 2005 to fund an additional payment made in connection with the acquisition of Ai-Logix based on the achievement of revenue milestones.

“We are very pleased with the progress made on our strategic objectives during the first quarter,” said Shabtai Adlersberg, President, Chairman and CEO of AudioCodes. “Strong top line revenue growth of 76 percent year over year reaffirms our position as a leader in the expanding global market for next generation VoIP networks. We had our fourteenth consecutive quarter of revenue growth, coupled with continued increase in our operating income and net income. We experienced solid progress across our core technology and networking businesses and continued to enjoy increased demand from OEMs and service providers for our wireline VoIP products, with growing activity and new leads in emerging cable and wireless VoIP networks. In view of the challenging market environment of the telecom industry this quarter, we believe that our first quarter performance reflects our strong market position and our continued ability to deliver focused execution and provide operational excellence while consistently delivering a suite of field-proven, leading-edge VoIP product solutions.”

“In our continuing efforts to expand AudioCodes VoIP product offerings and capabilities to meet the changing needs of our customers and further enhance our position as a leading supplier of VoIP media gateways, AudioCodes launched two new product offerings during the first quarter. Our new Mediant 1000 VoIP Media Gateway represents an extension of our successful Mediant gateway family for low and mid density CPE and access networks. This compact, integrated analog and digital media gateway is designed to meet the need for a flexible and cost efficient solution for small scale carrier locations and SME applications. AudioCodes also announced a series of new analog media gateways, the Media Pack 112, 114 and 118, which offer service providers and enterprises high quality optimized solutions for feature rich and low cost hosted services applications,” stated Mr. Adlersberg.

Conference Call & Webcast Information
AudioCodes will conduct a conference call on April 26, 2005 to discuss the first quarter 2005 financial results, which will be simultaneously Webcast at 9:00 A.M. Eastern Time. Investors are invited to listen to the call live via Webcast at the AudioCodes corporate Website at http://www.audiocodes.com.

About AudioCodes
AudioCodes Ltd. (Nasdaq: AUDC) enables the new voice infrastructure by providing innovative, reliable and cost-effective Voice over Packet technology and Voice Network products to OEMs, network equipment providers and system integrators. AudioCodes provides its customers and partners with a diverse range of flexible, comprehensive media gateway and media processing technologies, based on VoIPerfect™-- AudioCodes' underlying, best-of-breed, core media gateway architecture. The company is a market leader in voice compression technology and is a key originator of the ITU G.723.1 standard for the emerging Voice over IP market. AudioCodes voice network products feature media gateway and media server platforms for packet-based applications in the wireline, wireless, broadband access, and enhanced voice services markets. AudioCodes enabling technology products include VoIP and CTI communication boards, VoIP media gateway processors and modules, and CPE devices. Its customers include the leading telecom and data network equipment providers globally. AudioCodes' international headquarters and R&D facilities are located in Israel, with U.S. headquarters in San Jose, California. Additional offices are in Boston (MA), Chicago (IL), Research Triangle Park (NC), Somerset (NJ), Beijing, London, Mexico City, Paris and Tokyo. For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; and other factors detailed in AudioCodes' filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

AudioCodes, AC, Ardito, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant, VoIPerfect and IPmedia are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners.

Summary financial data follows

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands
	March 31, 2005	December 31, 2004
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$159,398	$166,832
Trade receivables, net	14,428	14,470
Other receivables and prepaid expenses	4,701	4,608
Inventories	9,172	10,059

Total current assets	187,699	195,969

LONG-TERM BANK DEPOSITS AND STRUCTURED NOTES	50,229	50,195

INVESTMENTS IN AN AFFILIATED COMPANY	438	487

SEVERANCE PAY FUNDS	4,767	4,538

PROPERTY AND EQUIPMENT, NET	6,584	6,694

INTANGIBLE ASSETS, NET	4,909	5,127

GOODWILL	19,135	9,135

Total assets	$273,761	$272,145

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$5,903	$6,541
Other payables and accrued expenses	15,375	17,981

Total current liabilities	21,278	24,522

ACCRUED SEVERANCE PAY	5,250	4,978

SENIOR CONVERTIBLE NOTES	120,703	120,660

Total shareholders' equity	126,530	121,985

Total liabilities and shareholders' equity	$273,761	$272,145

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended March 31,
	2005	2004
	(Unaudited)

Revenues	$26,928	$15,324

Cost of revenues	10,942	6,533

Gross profit	15,986	8,791

Operating expenses:
Research and development, net	5,668	4,392
Selling and marketing	5,876	4,260
General and administrative	1,411	762

Total operating expenses	12,955	9,414

Operating income (loss)	3,031	(623)
Financial income, net	328	659
Equity in losses of an affiliated company	256	79

Income (loss) before taxes on income	3,103	(43)
Taxes on income	140	-

Net income (loss)	$2,963	$(43)

Basic net earnings (loss) per share	$0.07	$(0.00)

Diluted net earnings (loss) per share	$0.07	$(0.00)

Weighted average number of shares used in computing basic net earnings (loss) per share (in thousands)	40,027	38,050

Weighted average number of shares used in computing diluted net earnings (loss) per share (in thousands)	43,549	38,050